Exhibit 99.1

                             KERZNER INTERNATIONAL LIMITED
                       KERZNER INTERNATIONAL NORTH AMERICA, INC.
                         KERZNER INTERNATIONAL BAHAMAS LIMITED

                                                                         August __, 2002

Canadian Imperial Bank of Commerce
  as Administrative Agent
425 Lexington Avenue
New York, NY 10017

Each of the Lenders party to the
  Credit Agreement referred to below

                                    LETTER AMENDMENT
                                    ----------------

Gentlemen and Ladies:

        We refer to the Fourth Amended and Restated  Revolving Credit  Agreement,  dated as of  November 9,  2001 (as  amended,  supplemented,  amended and restated or otherwise modified  from  time to time,  the  "Credit  Agreement"),  among  Kerzner  International
                                     -----------------
Limited,  a corporation  organized under the laws of The Commonwealth of the Bahamas and formerly  known as Sun  International  Hotels  Limited  ("KIL"),  Kerzner  International
                                                          ---
North  America,  Inc., a corporation  organized  under the laws of the State of Delaware
and  formerly  known  as  Sun  International  North  America,  Inc.  ("KINA"),   Kerzner
                                                                       ----
International   Bahamas  Limited,  a  corporation   organized  under  the  laws  of  The
Commonwealth  of the Bahamas and formerly  known as Sun  International  Bahamas  Limited
("KIBL";  KIL,  KINA and KIBL are each  individually  referred  to as a  "Borrower"  and
------                                                                    --------
collectively referred to as the "Borrowers"),  the financial  institutions as are or may
                                 ---------
become parties thereto  (collectively  referred to as the "Lenders"),  Canadian Imperial
                                                           -------
Bank of Commerce,  acting  through one or more of its  agencies,  branches or affiliates
("CIBC"),  as the administrative agent (in such capacity,  the "Administrative  Agent"),
------                                                          ---------------------
Deutsche   Bank   Alex.Brown   Inc.  and  Bear  Stearns   Corporate   Lending  Inc.,  as
co-syndication  agents  (collectively in such capacities,  the "Co-Syndication  Agents")
                                                                ----------------------
and Bank of America,  N.A.  and Wells  Fargo  Bank,  N.A.,  as  co-documentation  agents
(collectively  in such  capacities,  the  "Co-Documentation  Agents").  Unless otherwise
                                           ------------------------
defined in this letter (this  "Letter") or the context  otherwise  requires,  terms used
                               ------
in this Letter have the meanings provided in the Credit Agreement.

        Pursuant  to  Section 7.1.4(b)(i)   of  the  Credit  Agreement,   KIBL  and  its
Subsidiaries  are required to maintain "all risks"  insurance on their  buildings "in an amount not less than the  replacement  building  value." The Borrowers  have advised the
Administrative  Agent and the  Lenders  that full  replacement  value  insurance  on its
Bahamas  Property  is  not  currently   available  at  a  price  which  is  commercially
reasonable.  By this Letter,  the Borrowers hereby request that  Section 7.1.4(b)(i)  of the Credit  Agreement  be amended to provide that from  July 1,  2002  through  June 30,
2003 (a) the  required  level of "all risks"  insurance on the Bahamas  Property and any other property  subject to a Lien in favor of the  Administrative  Agent be equal to the lesser of (i) full  replacement  building value or (ii) such  amount of insurance as the
Administrative  Agent may  reasonably  determine is then  available to the  Borrowers on
commercially   reasonable  terms  (but  in  no  event  less  than  $150,000,000  with  a deductible of not more than  $15,000,000  per occurrence  for the first two  occurrences and total coverage for each  occurrence  thereafter)  and (b) the  Administrative  Agent and the Borrowers will  re-evaluate  such insurance  coverages and the insurance  market on a quarterly  basis and, if necessary,  obtain  additional  insurance.  From and after
July 1,  2003,  in no event  (a) shall  the amount of any  deductible  in respect of the
Borrowers  and  their   Subsidiaries  "all  risks"  insurance  exceed   $15,000,000  nor
(b) shall the sum of the aggregate  outstanding principal amount of all Loans and Letter of Credit Outstandings  exceed the amount of "all risks" insurance  maintained from time to time on the buildings of the Borrowers and their Subsidiaries.

        In  furtherance  thereof,  upon the  receipt  of the  approval  of the  Required
Lenders, it is agreed that:

        (A)    Section  2.1.3  shall be  amended  by  replacing  the  period  at the end thereof with "; or" and adding the following subsection thereafter:

               "(c)   of all  Lenders at any time after  July 1,  2003 would  exceed the amount of "all risks"  insurance  maintained  from time to time on the buildings of the Borrowers and their Subsidiaries."

        (B)    Section 7.1.4(b)(i)  shall be amended  and  restated  in its  entirety to read as follows:

               (i)    From July 1, 2002 through June 30,  2003, "all risks" insurance on the buildings  situate  thereon in an amount not less than the lesser of (a) the
        replacement   building   value  and  (b)  such  amount  of   insurance   as  the
        Administrative   Agent  may  reasonably  determine  is  then  available  to  the
        Borrowers at a price which is  commercially  reasonable  (which amounts shall be re-evaluated by the Borrowers,  their insurance  brokers and the  Administrative
        Agent within  thirty days of the  commencement  of each  calendar,  during which time the Borrowers shall obtain any additional  insurance  required by the terms hereof),  but in no event less than  $150,000,000  with a deductible of not more than  $15,000,000  per  occurrence  for the  first  two  occurrences  and  total coverage for each occurrence  thereafter;  and from and after July 1,  2003, the amount of any  deductible  in respect of the  Borrowers  and their  Subsidiaries
        "all risks" insurance shall in no event exceed $15,000,000;

        In  order to  induce  the  Lenders  to agree  to the  foregoing  amendment,  the
Borrowers hereby (a) confirm and restate all  representations  and warranties  contained in the Credit  Agreement  and the Loan  Documents  as of the date hereof and (b) confirm that,  after giving  effect  hereto,  no Default has occurred  and is  continuing.  This
Letter  shall become  effective  as of the date first above  written upon receipt by the
Administrative  Agent  of  counterparts  of this  Letter  duly  executed  by each of the
Borrowers, the Required Lenders and each of the Guarantors.

        This Letter may be executed by the parties hereto in several counterparts,  each of which shall be an original  and all of which shall  constitute  together  but one and the same  agreement.  Delivery of an executed  counterpart  of a signature  page to this
Letter by facsimile  shall be effective as delivery of a manually  executed  counterpart of this Letter.

        THIS  LETTER  SHALL BE  GOVERNED  BY, AND  CONSTRUED  IN  ACCORDANCE  WITH,  THE
INTERNAL LAWS OF THE STATE OF NEW YORK.  Except as expressly  stated herein,  all of the terms and provisions of the Credit  Agreement and the other Loan Documents  shall remain in full force and  effect.  This  Letter is a Loan  Document  executed  pursuant  to the
Credit  Agreement and shall be construed and  administered in accordance with all of the terms and provisions of the Credit  Agreement.  No modification by any Lender  hereunder shall  be  applicable  to  subsequent  transactions.  No  modification  hereunder  shall require any similar or dissimilar modification hereafter to be granted.

        If you are in agreement with the foregoing terms,  kindly execute this Letter in
the  space  provided  below  and  deliver  to  the  Administrative   Agent  an  executed
counterpart of this Letter.

                                            Very truly yours,

                                            KERZNER INTERNATIONAL LIMITED

                                            By:_______________________________________________
                                            Title:____________________________________________

                                            KERZNER INTERNATIONAL NORTH AMERICA, INC.

                                            By:_______________________________________________
                                            Title:____________________________________________

                                            KERZNER INTERNATIONAL BAHAMAS LIMITED

                                            By:_______________________________________________
                                            Title:____________________________________________

THE AMENDMENT SET FORTH ABOVE IS
HEREBY AGREED TO AND ACCEPTED
AS OF THE DATE FIRST ABOVE WRITTEN:

___________________________________________
        NAME OF INSTITUTION

By:_______________________________________________
Title:____________________________________________

THE UNDERSIGNED GUARANTORS HAVE
REVIEWED AND APPROVED THE ATTACHED
LETTER.  BY THEIR SIGNATURES BELOW,
THEY HEREBY RATIFY AND AFFIRM THEIR
OBLIGATIONS UNDER THE GUARANTY.

BIRBO NV

By:_______________________________________________
Name:_____________________________________________
Title:____________________________________________

KERZNER HOTELS INTERNATIONAL
MANAGEMENT NV

By:_______________________________________________
Name:_____________________________________________
Title:____________________________________________

KERZNER INTERNATIONAL FINANCE
LIMITED

By:_______________________________________________
Name:_____________________________________________
Title:____________________________________________

KERZNER HOTELS INTERNATIONAL
(BERMUDA), LIMITED

By:_______________________________________________
Name:_____________________________________________
Title:____________________________________________

ABERDEEN MANAGEMENT LIMITED

By:_______________________________________________
Name:_____________________________________________
Title:____________________________________________

KERZNER INTERNATIONAL
MANAGEMENT LIMITED

By:_______________________________________________
Name:_____________________________________________
Title:____________________________________________

PARADISE ISLAND LIMITED

By:_______________________________________________
Name:_____________________________________________
Title:____________________________________________

KERZNER INTERNATIONAL TIMESHARE
LIMITED

By:_______________________________________________
Name:_____________________________________________
Title:____________________________________________

PARADISE SECURITY SERVICES
LIMITED

By:_______________________________________________
Name:_____________________________________________
Title:____________________________________________

PURPOSEFUL BV

By:_______________________________________________
Name:_____________________________________________
Title:____________________________________________

KERZNER INTERNATIONAL MARKETING
(UK) LTD.

By:_______________________________________________
Name:_____________________________________________
Title:____________________________________________

KERZNER INVESTMENTS CONNECTICUT,
INC.

By:_______________________________________________
Name:_____________________________________________
Title:____________________________________________

KERZNER INTERNATIONAL DEVELOPMENT
(TIMESHARE) LIMITED

By:_______________________________________________
Name:_____________________________________________
Title:____________________________________________

ISLAND HOTEL COMPANY LIMITED

By:_______________________________________________
Name:_____________________________________________
Title:____________________________________________

KERZNER INTERACTIVE LIMITED

By:_______________________________________________
Name:_____________________________________________
Title:____________________________________________

BAHAMAS -TRADING LIMITED

By:_______________________________________________
Name:_____________________________________________
Title:____________________________________________

KERZNER INTERACTIVE DATA LIMITED

By:_______________________________________________
Name:_____________________________________________
Title:____________________________________________

KERZNER INTERACTIVE SERVICES
LIMITED

By:_______________________________________________
Name:_____________________________________________
Title:____________________________________________

KERZNER INVESTMENTS CALIFORNIA,
INC.

By:_______________________________________________
Name:_____________________________________________
Title:____________________________________________

KERZNER INTERNATIONAL NEVADA, INC.

By:_______________________________________________
Name:_____________________________________________
Title:____________________________________________

PARADISE BEACH INN LIMITED

By:_______________________________________________
Name:_____________________________________________
Title:____________________________________________

PARADISE ENTERPRISES LIMITED

By:_______________________________________________
Name:_____________________________________________
Title:____________________________________________

PARADISE ACQUISITIONS LIMITED

By:_______________________________________________
Name:_____________________________________________
Title:____________________________________________

KERZNER INTERNATIONAL DEVELOPMENT
LIMITED

By:_______________________________________________
Name:_____________________________________________
Title:____________________________________________

PARADISE ISLAND FUTURES LIMITED

By:_______________________________________________
Name:_____________________________________________
Title:____________________________________________

KERZNER INTERNATIONAL RESORTS, INC.

By:_______________________________________________
Name:_____________________________________________
Title:____________________________________________

PIV, INC.

By:_______________________________________________
Name:_____________________________________________
Title:____________________________________________

ISS, INC.

By:_______________________________________________
Name:_____________________________________________
Title:____________________________________________

KERZNER INTERNATIONAL MARKETING,
INC.

By:_______________________________________________
Name:_____________________________________________
Title:____________________________________________

KERZNER INTERNATIONAL NEW YORK, INC.

By:_______________________________________________
Name:_____________________________________________
Title:____________________________________________

KERZNER INTERNATIONAL DEVELOPMENT
GROUP, INC.

By:_______________________________________________
Name:_____________________________________________
Title:____________________________________________

SOLEA VACANCES SA

By:_______________________________________________
Name:_____________________________________________
Title:____________________________________________

KERZNER INVESTMENTS NEW YORK, INC.

By:_______________________________________________
Name:_____________________________________________
Title:____________________________________________